Chicago New York Washington, DC London San Francisco Los Angeles Singapore vedderprice.com
June 19, 2020
Deborah Bielicke Eades Shareholder +1 312 609 7661 deades@vedderprice.com

Mr. Ryan Sutcliffe

U.S. Securities and Exchange Commission

Division of Investment Management

Disclosure Review Office

100 F Street NE

Washington DC 20549

Re:	Nuveen Investment Funds, Inc. (the “Registrant”)

File No. 333-238576

To the Commission:

On behalf of the Registrant, this letter is in response to the comments provided telephonically by the staff of the U.S. Securities and Exchange Commission (the “Commission”) to Vedder Price P.C. on June 16, 2020, with respect to the Registrant’s Registration Statement on Form N-14 filed on May 21, 2020 (the “Registration Statement”) relating to the issuance of shares of common stock in connection with the proposed combination of Nuveen Large Cap Value Fund (the “Target Fund”), a series of Nuveen Investment Trust, into Nuveen Dividend Value Fund (the “Acquiring Fund”), a series of the Registrant (the “Reorganization”). The Acquiring Fund and the Target Fund are each referred to herein as a “Fund” and collectively as the “Funds.” Any capitalized terms used but not defined herein have the same meanings as given to them in the Registration Statement. Any page references refer to the initial Registration Statement. Set forth below are the staff’s comments and the Registrant’s responses.

1.	Comment: Please fill in all blanks, brackets or otherwise missing information.

Response: The Registrant confirms that it will fill in all blanks, brackets and otherwise missing information.

2.

Comment: In the Q&A captioned “How will the Reorganization impact fees and expenses?”, please include a parenthetical, if applicable, for the Acquiring Fund describing any expense cap that may be in place following the expiration of the current cap.

Response: The Acquiring Fund does not, and the combined fund following the Reorganization will not, have a permanent expense cap in place. Accordingly, the referenced disclosure does not apply.

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Vedder Price P.C. is affiliated with Vedder Price LLP, which operates in England and Wales, Vedder Price (CA), LLP, which operates in California, and Vedder Price Pte. Ltd., which operates in Singapore.

Mr. Ryan Sutcliffe

June 19, 2020

3.

Comment: In the Q&A captioned “Will the portfolio of the Target Fund be repositioned prior to the Reorganization?”, please specify whether capital gains or losses will be realized from portfolio sales. If such a statement cannot be made with certainty, please explain why.

Response: The Registrant will supplement the disclosure in the Q&A to specify whether capital gains or losses would have been realized from portfolio sales if they had taken place as of May 31, 2020. For the information of the staff, if the portfolio repositioning sales had occurred as of May 31, 2020, they would have resulted in net realized losses.

4.

Comment: In the Q&A captioned “Will the Reorganization have any tax consequences to me?”, please confirm whether information regarding capital gains or losses as of March 31, 2020 remains representative of the gains or losses that the Target Fund would experience or provide information as of a more recent date.

Response: For the information of the staff, the tax consequences are stated as of March 31, 2020, which is the date of the information presented to the Board of Trustees of NIT. However, the Registrant will supplement the disclosure in the Q&A to indicate the gains or losses that the Target Fund would have experienced if the portfolio repositioning sales had occurred as of May 31, 2020. For the information of the staff, if the portfolio repositioning sales had occurred as of May 31, 2020, they would have resulted in net realized losses.

5.

Comment: In light of references to the ability of the Target Fund to implement a virtual or hybrid meeting in the “Dear Shareholder” letter and elsewhere, please confirm that you have reviewed applicable state law and governing documents and determined that a virtual meeting is permitted thereunder. In addition, please explain how you plan to notify market intermediaries and market participants that the format of the meeting will be virtual.

Response: For the information of the staff, the Registrant has determined that a virtual meeting is permitted under applicable state law and the Target Fund’s governing documents. In addition, the Registrant has determined that the meeting will be held via virtual format and will include language explaining how shareholders can access the virtual meeting in the Proxy Statement/Prospectus.

6.

Comment: Under “Material Federal Income Tax Consequences of the Reorganization” on page 3 of the Proxy Statement/Prospectus, please confirm whether the receipt by the Acquiring Fund and the Target Fund of an opinion from Vedder Price P.C. to the effect that the Reorganization will qualify as a tax-free reorganization under the Code is a non-

Mr. Ryan Sutcliffe

June 19, 2020

waivable condition of the Agreement and Plan of Reorganization and include disclosure to that effect. If receipt of such tax opinion is a waivable condition of the Reorganization, please file a form-of tax opinion.

Response: The Registrant confirms that the receipt of an opinion from Vedder Price P.C. to the effect that the Reorganization will qualify as a tax-free reorganization under the Code is a non-waivable condition of the Agreement and Plan of Reorganization (see Section 8.8 of the Form of Agreement and Plan of Reorganization attached as Appendix A to the Proxy Statement/Prospectus) and has added disclosure to that effect.

7.

Comment: Please specify that the Derivatives Risk disclosure on page 5 of the Proxy Statement/Prospectus applies to both the Target Fund and the Acquiring Fund, as indicated on the Principal Investment Risks table on page 4 of the Proxy Statement/Prospectus.

Response: The Registrant has made the requested change.

8.

Comment: For the fee and expense tables beginning on page 10 of the Proxy Statement/Prospectus, please confirm that the tables accurately reflect each Fund’s current fees and expenses or provide the information as of a more recent date.

Response: The Registrant confirms that the fees and expenses for the current fiscal period of the Funds through June 15, 2020, do not differ materially from the information presented.

9.

Comment: On page 10 of the Proxy Statement/Prospectus, please remove the word “current” from the bolded paragraph immediately before the fee and expense table, as the information is presented as of the end of the most recent semi-annual period for each Fund.

Response: The Registrant has made the requested change.

10.

Comment: Please include prominent disclosure in the Q&A section or in the forepart of the Proxy Statement/Prospectus stating that the management fees and total annual fund operating expenses of the combined fund may be higher than the current expenses of each class of the Target Fund (other than Class R6) if fee waivers are not renewed.

Response: The Registrant has revised the following disclosure in the Q&A section and in the body of the Proxy Statement/Prospectus.

If the new expense cap is not renewed after its July 31, 2022 expiration date, the management fees and total annual fund operating expenses borne by shareholders of the Acquiring Fund could increase to a rate higher than

Mr. Ryan Sutcliffe

June 19, 2020

the Target Fund before the Reorganization depending upon, among other things, the size of the Acquiring Fund at that time.

11.

Comment: In the fee and expense table on page 12 of the Proxy Statement/Prospectus, please explain why Class R6 shares and Class I shares are subject to a fee waiver even though that class is currently operating below the stated expense cap.

Response: As stated in the Proxy Statement/Prospectus, the Adviser has agreed to waive fees and/or reimburse expenses for the Target Fund so that the total annual operating expenses (excluding 12b-1 distribution and/or service fees, interest expenses, taxes, acquiring fund fees and expenses, fees incurred in acquiring and disposing of portfolio securities and extraordinary expenses) do not exceed 0.79% of the average daily net assets of each class of the Target Fund through July 31, 2022. For the information of the staff, the amount of fees waived and expenses reimbursed for Class R6 shares, which do not pay sub-transfer agent and similar fees, is based on the amount of fees waived and expenses reimbursed for Class I shares, which do pay such fees. Accordingly, the total annual operating expenses for the Acquiring Fund’s Class R6 shares will typically be less than the expense limitation

12.

Comment: On page 27 of the Proxy Statement/Prospectus, under the heading “Approval by the Board of Trustees—Potential Benefits to the Adviser and Its Affiliates,” please confirm whether the Board considered as a potential benefit to the Adviser the fact that total annual fund operating expenses will go up if the expense cap for the combined fund is permitted to expire.

Response: The Registrant believes that the disclosures under “Approval by the Board of Trustees” include all material factors considered by the Board, which include the potential benefits of the Reorganization to the Adviser. For the information of the staff, fee caps are considered in the ordinary course as part of the contract renewal process pursuant to a robust process and the investment adviser does not have the ability to unilaterally determine not to extend caps.

13.

Comment: Please confirm whether laws applicable to Massachusetts business trusts and Maryland corporations differ on the extent to which corporate documents can limit shareholder voting on various issues. If so, please include prominent disclosure in the forepart of the Proxy Statement/Prospectus stating these differences.

Response: For the information of the staff, Maryland corporate law and Massachusetts business trust statutes differ. Generally, under Maryland corporate law, the statue sets forth various default provisions with respect to shareholder voting that apply unless varied in the charter documents. Massachusetts business trust statutes do not contain similar provisions and any provision with respect to shareholder voting must be contained in the Declaration of Trust. The Registrant believes that the Proxy Statement/Prospectus

Mr. Ryan Sutcliffe

June 19, 2020

describes these differences (see pages 36-37 of the Proxy Statement/Prospectus). The Registrant has added a summary of differences in voting rights to the synopsis.

If you have any questions regarding these responses, please contact the undersigned at (312) 609-7661 or Jacob C. Tiedt at (312) 609-7697.

Very truly yours,

/s/  Deborah Bielicke Eades

Deborah Bielicke Eades